Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Numbers. 333-12543, 333-127206 and 333-159805) of BFC Financial Corporation of our report dated April 8, 2011, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations at Bluegreen Corporation and the reverse stock split discussed in Note 1 to the consolidated financial statements, as to which the date is December 16, 2011, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K of BFC Financial Corporation dated December 16, 2011.

/s/ PricewaterhouseCoopers LLP
Miami, Florida
December 16, 2011